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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 5)

                        HAVERTY FURNITURE COMPANIES, INC.
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                                (Name of Issuer)

                      CLASS A COMMON STOCK, $1.00 PAR VALUE
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                         (Title of Class of Securities)

                                   41956-20-0
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                                 (CUSIP Number)

                          TERRY FERRARO SCHWARTZ, ESQ.
                         SMITH, GAMBRELL & RUSSELL, LLP
                            SUITE 3100, PROMENADE II
                           1230 PEACHTREE STREET, N.E.
                           ATLANTA, GEORGIA 30309-3592
                                 (404) 815-3731
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                AUGUST 25, 1999
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


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CUSIP No. 41956-20-0                  13D                        Page  2  of  5
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(1)   NAME OF REPORTING PERSONS
      IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      CLARENCE H. RIDLEY

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(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [   ]
                                                                       (b) [   ]

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(3)   SEC USE ONLY

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(4)   SOURCE OF FUNDS*

      PF AND OO

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(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [ ]

      N/A

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(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES

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                        (7)   SOLE VOTING POWER
        NUMBER
      OF SHARES               432,280
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH
   REPORTING PERSON     (8)   SHARED VOTING POWER
         WITH
                              54,086

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                        (9)   SOLE DISPOSITIVE POWER

                              383,020
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                       (10)  SHARED DISPOSITIVE POWER

                             54,086

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(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      486,366

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(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      N/A

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(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.24%

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(14)  TYPE OF REPORTING PERSON*

      IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                               AMENDMENT NO. 5 TO
                       SCHEDULE 13D OF CLARENCE H. RIDLEY
         RESPECTING THE SECURITIES OF HAVERTY FURNITURE COMPANIES, INC.

ITEM 1.           SECURITY AND ISSUER.

         This filing relates to shares of the Class A Common Stock of Haverty Furniture Companies, Inc., a Maryland corporation (the "Issuer") whose principal executive offices are located at 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342.

ITEM 2.           IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by Clarence H. Ridley, an individual whose business address is 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342. Mr. Ridley is the Chairman of the Board of the Issuer.

         Mr. Ridley has not been convicted in a criminal proceeding during the last five years nor has he, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Ridley is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The securities which are the subject of this filing were originally acquired by Mr. Ridley pursuant to a recapitalization of the Issuer on April 25, 1986, whereby the then outstanding common stock of the Issuer automatically converted into a new class of $1.00 par value common stock ("Common Stock"), and shares of newly authorized Class A Common Stock were distributed to stockholders on May 23, 1986 by way of a 100% stock dividend declared on the outstanding Common Stock and paid in shares of Class A Common Stock. As a result of the recapitalization, each stockholder received a number of shares of Class A Common Stock equal to the number of shares of Common Stock held by such Stockholder on the record date for payment of the stock dividend. In June 1986, Mr. Ridley, together with certain other stockholders of the Issuer, conducted an exchange offer with certain offeree stockholders of the Issuer, whereby the offering stockholders offered to exchange shares of Common Stock owned by them for shares of the Class A Common Stock of the Issuer owned by the offeree stockholders. The offering stockholders, all of whom were officers and/or directors of the Issuer at the time, or members of their immediate families and related interests, conducted the exchange offer with a group of offeree stockholders which was principally comprised of non-management members of the Haverty family (descendants of the Issuer's founder, J. J. Haverty) or former executive officers and directors of the Issuer and their spouses, widows and children.


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         Since the recapitalization and exchange offer, Mr. Ridley's beneficial ownership of Class A Common Stock has changed due to various factors, including personal transactions by Mr. Ridley, such as gifts, sales, purchases, and exercises of stock options. In addition, Mr. Ridley's beneficial ownership of the Class A Common Stock has changed due to changes in the number of outstanding shares of Class A Common Stock, which number has increased since the filing of the last amendment (Amendment No. 4) to this Schedule 13D.

ITEM 4.           PURPOSE OF TRANSACTION.

         Since the filing of the last amendment to this Schedule 13D, Mr. Ridley's beneficial ownership of shares of Class A Common Stock has increased due to the factors referenced in the last paragraph of Item 3. As of January 31, 2001, Mr. Ridley owned approximately 10.24% of the outstanding shares of Class A Common Stock.

ITEM 5.           INTEREST IN THE SECURITIES OF THE ISSUER.

         (a) As of January 31, 2001, Mr. Ridley beneficially owns in the aggregate 486,366 shares, or approximately 10.24% of the outstanding Class A Common Stock of the Issuer.

         (b) Mr. Ridley possesses sole voting power with respect to 432,280 shares of Class A Common Stock, sole investment power with respect to 383,020 shares of Class A Common Stock, and shared voting and investment powers with respect to 54,086 shares of Class A Common Stock.

         The following information is provided with respect to shares as to which Mr. Ridley shares voting and or dispositive power:

         (i) 1,860 shares of Class A Common Stock are owned of record by Eleanor Horsey Ridley, wife of Clarence H. Ridley, with respect to which Mr. Ridley shares voting and investment powers.

                  (A) Eleanor Horsey Ridley's residence address is 2982 Habersham Road, NW, Atlanta, Georgia 30305. Mrs. Ridley is a citizen of the United States.

         (ii) 52,226 shares of Class A Common Stock are owned of record by Ridley/Overend Investments, LLC, a Georgia limited liability company, of which Mr. Ridley is a member and with respect to which Mr. Ridley shares voting and investment powers with the other members of the LLC. Ridley/Overend Investments, LLC is an investment company that purchases and sells securities for the benefit of its members. Its principle executive office is located at Suite 200, 4401 Northside Parkway, N.W., Atlanta, Georgia 30327. Ridley/Overend Investments, LLC holds less than 5% of the outstanding shares of Class A Common Stock of the Issuer.

         No person described in this Item 5.(b) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, nor has any such


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person, during the last five years, been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining him or her from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (c) During the past 60 days, the following transactions have occurred:

                  (i) On January 2, 2001, Ridley/Overend Investments, LLC, a Georgia limited liability company, of which Mr. Ridley is a member, purchased 52,226 shares of Class A Common Stock in a private sale with respect to which Mr. Ridley shares voting and investment powers with the other members of Ridley/Overend Investments, LLC. Ridley/Overend Investments, LLC is an investment company that purchases and sells securities for the benefit of its members. Its principle executive office is located at Suite 200, 4401 Northside Parkway, N.W., Atlanta, Georgia 30327. Ridley/Overend Investments, LLC holds less than 5% of the outstanding shares of Class A Common Stock of the Issuer.

                  (ii) On January 31, 2001, 1,226 shares of Class A Common Stock which had been held by Mr. Ridley and Eleanor Horsey Ridley, Mr. Ridley's wife, in custodial accounts for their daughters, as minors, and with respect to which Mr. Ridley shared voting and investment powers, were released to their daughters as such daughters were no longer minors. Mr. Ridley no longer shares voting and investment powers with respect to such shares of Class A Common Stock of the Issuer.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth below, there are no contracts, arrangements, understandings or relationships between Mr. Ridley or any other person with respect to any securities of the issuer.

         Mr. Ridley holds a proxy pursuant to which he has sole voting power over 49,260 shares of Class A Common Stock owned of record by Clare Ridley Ranney, daughter of Mr. Ridley.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         There are no exhibits being filed with this Amendment to Schedule 13D.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 28, 2001             /s/ Clarence H. Ridley
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                                    Clarence H. Ridley
                                    Chairman of the Board
                                    Haverty Furniture Companies, Inc.


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